SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Information to be included in Statements filed

pursuant to Rule 13d-1(b), (c) AND (d)

(AMENDMENT NO. 4)

BLINK CHARGING CO.

(Name of Issuer)

COMMON Stock, $0.001_par value

(Title of Class of Securities)

14074Y206

(CUSIP Number)

December 31, 2019

(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Continued on following pages)

(Page 1 of 6 Pages)

1.	NAME OF REPORTING PERSON Justin Keener S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,629,206 (see Item 4)
	6.	SHARED VOTING POWER None.
	7.	SOLE DISPOSITIVE POWER 2,629,206 (see Item 4)
	8.	SHARED DISPOSITIVE POWER None.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,629,206 (see Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12.	TYPE OF REPORTING PERSON: OO

Item 1(a).	Name of Issuer.

Blink Charging Co. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

407 Lincoln Road, Suite 704 Miami Beach, FL 33139

Item 2(a).	Names of Person Filing.

Justin Keener (“KEENER”)

Item 2(b).	Address of Principal Business Office, or if none, Residence.

3960 Howard Hughes Parkway, Suite 500 Las Vegas, NV 89169

Item 2(c).	Citizenship.

United States

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number.

14074Y206

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

As of the date hereof, KEENER is the beneficial owner of 2,629,206 shares of Common Stock. Such shares of Common Stock are owned directly and are issuable upon exercise of certain warrants held by KEENER and upon conversion of shares of Series D Preferred Stock of the Issuer held by KEENER.

Accordingly, for the purpose of this Statement:

(a)	Amount beneficially owned by KEENER: 2,629,206 shares of Common Stock of the Issuer.

(b)

Percent of Class: KEENER beneficially holds 9.99% of the Issuer’s issued and outstanding Common Stock based on 26,318,382 shares of Common Stock issued and outstanding as of November 8, 2019, as stated by the Issuer in its Quarterly Report for the period ended September 30, 2019, as filed with the Securities and Exchange Commission on November 13, 2019. KEENER owns 1,206,128 shares of Common Stock directly. 147,058 shares of Common Stock are issuable to KEENER upon exercise of 147,058 warrants issued to KEENER on April 9, 2018 (the “Warrants”), and 1,642,628 shares of Common Stock of the Issuer are issuable to KEENER upon conversion of 5,125 shares of Series D Preferred Stock of the Issuer owned by KEENER (the "Preferred Shares"). The Warrants are exercisable to purchase 147,058 shares of Common Stock, however, the aggregate number of shares of Common Stock into which the Warrants are exercisable and which KEENER has the right to acquire beneficial ownership is limited to the number of shares of Common Stock that, together with all other shares of Common Stock beneficially owned by KEENER, including the shares of Common Stock subject to this Schedule 13G, does not exceed 9.99% of the total outstanding shares of Common Stock. The Preferred Shares are convertible into 1,642,628 shares of Common Stock, however, the aggregate number of shares of Common Stock into which the Preferred Shares are convertible and which KEENER has the right to acquire beneficial ownership is limited to the number of shares of Common Stock that, together with all other shares of Common Stock beneficially owned by KEENER, including the shares of Common Stock subject to this Schedule 13G, does not exceed 9.99% of the total outstanding shares of Common Stock.

(c)	Number of shares as to which KEENER has:

(i)	Sole power to direct the vote: 2,629,206 shares of Common Stock of the Issuer.

(ii)	Shared power to vote or to direct the vote: None.

(iii)	Sole power to dispose or direct the disposition of the Common Stock: 2,629,206 shares of Common Stock of the Issuer.

(iv)	Shared power to dispose or direct the disposition of the Common Stock: None.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2020

JUSTIN KEENER

By:	/s/ Justin Keener
Name: Justin Keener
Title: